Brent D. Fassett

+1 720 566 4025

fassettbd@cooley.com

June 3, 2016

VIA EDGAR AND USPS

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny

Re:	Alexza Pharmaceuticals, Inc.

Schedule 14D-9 filed on May 23, 2016

SEC File No. 005-82505

Ladies and Gentlemen:

On behalf of our client, Alexza Pharmaceuticals, Inc. (“Alexza”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to the Schedule 14D-9, initially filed by Alexza with the Commission on May 23, 2016 (the “Schedule 14D-9”).

The Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 31, 2016 from Daniel F. Duchovny (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience. We are delivering one courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Duchovny.

Staff Comments and Responses

Past Contracts, Transactions and Negotiations and Agreements, page 2

1. Comment. We note your reference to the amended 10-K in the antepenultimate paragraph on page 3. Please expand your disclosure to further include the information required by Item 1005 of Regulation M-A in this Schedule.

June 3, 2016

Page Two

Response: Alexza respectfully acknowledges the Staff’s comment and, as requested, Alexza has revised the referenced disclosure by amending and restating the first paragraph under the heading “Past Contacts, Transactions, Negotiations and Agreements” of Item 3 of the Schedule 14D-9 as follows:

“Except as set forth or incorporated by reference in this Schedule 14D-9 to Alexza’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Alexza or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The amendment to the Annual Report of Alexza on Form 10-K/A filed with the SEC on April 28, 2016 and attached to this Schedule 14D-9 as Exhibit (e)(3) hereto, is incorporated by reference herein (the “10-K/A”). We specifically refer to the items disclosed under the heading “Certain Relationships and Related Transactions and Director Independence” under Item 13 of the 10-K/A. The 10-K/A is being furnished to Alexza’s stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.”

Change of Control Agreements, page 6

2. Comment. Please clarify whether this Offer triggers any of the Change in Control Agreements referenced in this section.

Response: Alexza respectfully acknowledges the Staff’s comment and, as requested, Alexza has revised the referenced disclosure by amending and restating the first and second paragraphs under the heading “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Alexza and its Executive Officers, Directors and Affiliates—Change of Control Agreements” of Item 3 of the Schedule 14D-9 as follows:

“Each executive officer is party to a change of control agreement (a “Change in Control Agreement”) that provides for the following severance benefits, if the executive officer’s employment is terminated without cause or terminated by the executive officer for good reason within three months before or 12 months following a change of control (a “Qualifying Termination”), and the executive officer agrees to sign a general release of claims in favor of Alexza:

•	acceleration of the vesting of all of the named executive officer’s outstanding Company Options and Company Restricted Stock Units, if any;

•	payment in a lump sum of the executive officer’s annual base salary plus the greater of the bonus paid for the latest completed fiscal year or the target bonus (because no bonuses were paid for 2015, for a termination in 2016 the assumed bonus will be paid at target) for the year in which the notification of the executive officer’s termination of employment occurs; and

•	payment in a lump sum of an amount equal to the amount of the executive officer’s out of pocket costs to continue group health insurance benefits under COBRA for 18 months.

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June 3, 2016

Page Three

Pursuant to the terms of each executive officer’s Change in Control Agreement, if and to the extent that any payments are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code and the non-deductibility provisions imposed by Section 280G of the Internal Revenue Code, Alexza will make a gross-up payment to the executive officer to compensate the executive officer for all taxes imposed under Section 4999 of the Internal Revenue Code and any related income taxes imposed under the Internal Revenue Code and state and local authorities for the gross-up payment. The estimated amount of payments that each executive officer is entitled to receive in the event that such executive officer experiences a Qualifying Termination is described in detail in the table below. While the Transactions constitute a change of control under the terms of each executive officer’s Change in Control Agreement, in the event that an executive officer does not experience a Qualifying Termination, then such executive officer will not receive any severance benefits under his Change in Control Agreement in connection with the Transactions.”

Reasons for the Alexza Board’s Recommendation, page 23

3. Comment. Please further explain how the reasons discussed in the first, third and fourth bullet point on page 24 support a recommendation in favor of this transaction. For example, discuss how the Board determined that the milestones in the CVR Agreement are reasonably achievable, or why Alexza would need to discontinue or liquidate operations absent a strategic transaction.

Response: Alexza respectfully acknowledges the Staff’s comment and, as requested, Alexza has revised the referenced disclosure as follows:

1. The third bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is deleted and replaced with the following:

“•	the belief of the Alexza Board that the milestones in the CVR Agreement are reasonably achievable under the applicable timeframes based on the Alexza Board’s review of previous product partnering term sheets, past projections by Alexza’s commercial partners, third-party financial models regarding ADASUVE, Parent’s proposed commercial goals for Alexza’s product candidates, potential changes in the approved labeling for ADASUVE in the EU and the U.S. and the greater resources made available through the acquisition of Alexza by Parent;”

2. The fifth bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is deleted and replaced with the following:

“•	due to Alexza’s significant losses from operations, substantial indebtedness and lack of cash flows, absent a strategic transaction, Alexza would likely need to discontinue operations and either liquidate or seek protection under U.S. bankruptcy laws. Due to Alexza’s significant and projected on-going net losses, it has been unable to raise additional working capital through further debt or equity sales. Any potential financing transactions would also have been so dilutive to existing stockholders that the consideration offered by Parent represents a greater potential return for the Company’s current stockholders. Alexza’s existing payment obligations and the costs of on-going operations exceed its available capital and thus in the near future it would be unable to continue conducting its operations;”

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June 3, 2016

Page Four

3. The sixth bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is deleted and replaced with the following:

“•	the belief of the Alexza Board, based on a liquidation analysis prepared by Alexza’s senior management based on Alexza satisfying its existing creditors and other payment obligations, that a liquidation of Alexza would result in its stockholders receiving an estimated liquidation value per share of Alexza common stock of $0.00, which is substantially less than the consideration being offered by Parent;”

Opinion of Financial Advisor - Summary of Material Analysis, page 31

4. Comment. Note that Item 1012(b) of Regulation M-A, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify the reasons in support of the board’s decision to recommend the offer to security holders. In this regard, ensure that you explain the analysis performed by Guggenheim Securities: it does not appear that Guggenheim Securities conducted any analysis except for a review of the company’s liquidation analysis. For example, what specifically in Guggenheim’s analyses and presentations support its opinion and your recommendation? Also, please tell us if Guggenheim prepared any reports in its role as your financial advisor. If so, please provide us a copy of such report supplementally.

Response: Alexza respectfully acknowledges the Staff’s comment and, as requested and as described in more detail above, Alexza has revised the disclosure under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 to cite additional reasons why the Alexza board of directors (the “Alexza Board”) recommended the offer to Alexza’s security holders.

Alexza also supplementally advises the Staff that Alexza’s financial advisor, Guggenheim Securities, LLC (“Guggenheim”), relied solely on a liquidation analysis of Alexza when advising on the fairness of the offer described in the Schedule 14D-9. The basis for this is that as of the date of Guggenheim rendered its opinion as to the fairness of the offer, Alexza no longer had a business plan for continuing as a going concern. As described in further detail under the headings “The Solicitation or Recommendation—Opinion of Financial Advisor—Overview” and “The Solicitation or Recommendation—Opinion of Financial Advisor—Summary of Material Analysis” of Item 4 of the Schedule 14D-9, if Alexza was unable to complete the transactions described in the Schedule 14D-9, Alexza would be forced to liquidate its operations. The factors described in such sections of the Schedule 14D-9 include, among others, that Alexza’s liquidity resources were insufficient to satisfy its outstanding credit and payment obligations, Alexza’s recurring operating losses and recent and prospective negative free cash flow raised substantial uncertainty as to Alexza’s ability to continue as a going concern, the termination of Alexza’s marketing arrangement in the United States for its sole product and Alexza’s failure to receive any actionable offers to locate a new marketing partner despite a solicitation process, the unwillingness of Alexza’s existing investors to invest any additional capital in Alexza, Alexza’s inability to identify any alternative sources of financing, the potential delisting of Alexza’s common stock from the

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June 3, 2016

Page Five

NASDAQ Capital Market and that the offer described in the Schedule 14D-9 was the only actionable offer to Alexza despite a fulsome solicitation process. As a result, Guggenheim’s analysis was limited to a comparison of the offer described in the Schedule 14D-9 to a potential liquidation of Alexza, because absent this offer, a liquidation was Alexza’s only viable option.

Alexza also respectfully acknowledges the Staff’s request that Alexza supplementally provide any reports prepared by Guggenheim for Alexza in its role as Alexza’s financial advisor. Alexza advises the Staff that the requested information has been supplementally provided to the Staff by Guggenheim under separate cover.

* * * * *

Alexza respectfully requests the Staff’s assistance in completing the review of the Schedule 14D-9 and the Amendment at your earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call me at (720) 566-4012 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Brent Fassett
Brent Fassett

cc:	Alexza Pharmaceuticals, Inc.
Thomas B. King

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t: (720) 566-4000     f: (720) 566-4099     cooley.com

June 3, 2016

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Alexza Pharmaceuticals, Inc.
Schedule 14D-9 filed May 23, 2016
SEC File No. 005-82505

Ladies and Gentlemen:

In connection with the above-captioned filings, the undersigned hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alexza Pharmaceuticals, Inc.

By:	/s/ Thomas B. King
Name:	Thomas B. King
Title:	President, Chief Executive Officer and Director